SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

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☐ Preliminary Proxy Statement
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☑ Definitive Proxy Statement
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PAYCHEX, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement)

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August 22, 2003

Dear Paychex Stockholder:

The Board of Directors cordially invites you to attend our Annual Meeting of Stockholders on Thursday, October 2, 2003 at 10:00 a.m. at the Rochester Riverside Convention Center, 123 East Main Street, Rochester, New York.

This booklet includes the formal notice of the meeting and the proxy statement. The proxy statement tells you about the agenda items and the procedures for the meeting. It also provides certain information about the Company, its Board of Directors, and its executive officers.

It is important that your shares be represented at the meeting. Whether or not you plan to attend the meeting, you are encouraged to vote. You may vote by Internet, telephone, written proxy, or written ballot at the meeting. We encourage you to use the Internet because it is the most cost-effective way to vote.

We hope you will be able to attend the Annual Meeting and would like to take this opportunity to remind you that your vote is important. If you need special assistance at the meeting, please contact the Secretary of the Company at (585) 385-6666, or write to Paychex, Inc., c/o Secretary, 911 Panorama Trail South, Rochester, New York 14625-2396.

Sincerely,

B. Thomas Golisano
Chairman, President, and
Chief Executive Officer

PAYCHEX, INC.

911 Panorama Trail South • Rochester, New York 14625-2396

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Time:

10:00 a.m. on Thursday, October 2, 2003. Continental breakfast will be available from 9:00 a.m. to 10:00 a.m.

Location:

Rochester Riverside Convention Center
123 East Main Street
Rochester, NY 14604

Items of Business:

(1) To elect eight members of the Board of Directors for one-year terms; and

(2) To transact such other business as may properly come before the meeting.

Record Date:

Stockholders of record as of the close of business on August 4, 2003 are entitled to notice of, and to vote at, the meeting.

Proxy Voting:

Whether or not you plan to attend the meeting, it is important that your shares be represented and voted at the meeting. Please vote in one of these ways:

(1) **Visit the Web site** noted on your proxy card to vote via the Internet;

(2) **Call the toll-free telephone number** shown on the proxy card; or

(3) **Mark, sign, date, and promptly return** the enclosed proxy card in the postage-paid envelope.

Signing and returning the proxy card or submitting your proxy via the Internet or by telephone does not affect your right to vote in person if you attend the Annual Meeting and your shares are registered in your name. Any proxy can be revoked at any time prior to its exercise at the meeting.

Annual Meeting Webcast:

The Annual Meeting will be simultaneously broadcast over the Internet at 10:00 a.m. on October 2, 2003. It will then be archived and available for replay for approximately one week. You can listen to the live Webcast or the archived replay by visiting the Investor Relations home page on our Web site at www.paychex.com. You are encouraged to visit the Web site in advance of the broadcast to ensure that your PCs are properly configured.

August 22, 2003

John M. Morphy
Secretary

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS OF PAYCHEX, INC. TO BE HELD ON OCTOBER 2, 2003

This Proxy Statement is being furnished to stockholders of Paychex, Inc. (''Paychex'' or the ''Company'') in connection with the solicitation of proxies by the Board of Directors (the ''Board'') to be voted at the 2003 Annual Meeting of Stockholders. The Annual Meeting will be held on October 2, 2003 at 10:00 a.m. at the Rochester Riverside Convention Center, 123 East Main Street, Rochester, New York.

Stockholders Entitled to Vote:

The Board has fixed the close of business on August 4, 2003, as the record date for determining the holders of common stock entitled to notice of, and to vote at, the meeting. Stockholders will be entitled to one vote per share for each share of common stock held as of the record date.

How to Vote:

Your vote is very important and we hope that you will attend the Annual Meeting. However, whether or not you plan to attend the meeting, please vote by proxy in accordance with the instructions on your proxy card, voting instruction form (from your bank or broker), or that you received through electronic mail. There are three convenient ways of submitting your vote:

- ***Voting by Internet*** – You can vote via the Internet by visiting the Web site noted on your proxy card. Internet voting is available 24 hours a day. We encourage you to vote via the Internet, as it is the most cost-effective way to vote.
- ***Voting by telephone*** – You can also vote your shares by telephone by calling the toll-free telephone number indicated on your proxy card and following the voice prompt instructions. Telephone voting is available 24 hours a day.
- ***Voting by mail*** – If you choose to vote by mail, simply mark your proxy, date and sign it, and return it in the postage-paid envelope provided.

The deadline for Internet or telephone voting is 11:59 p.m. Eastern Time on September 30, 2003. If you vote by telephone or the Internet, you do not need to return your proxy card. Signing and returning the proxy card or submitting your proxy via the Internet or by telephone does not affect your right to vote in person if you attend the Annual Meeting and your shares are registered in your name. If your shares are held in the name of a bank, broker, or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record to be able to vote at the meeting.

Revoking Your Proxy:

You can revoke your proxy at any time before it is voted at the meeting by either:

- Providing written notice of revocation to the Secretary of the Company;
- Submitting a later-dated proxy via the Internet, telephone, or mail; or
- Voting in person at the meeting.

General Information on Voting:

The Company had outstanding on August 4, 2003, the record date, 376,871,284 shares of common stock, each of which entitles the holder to one vote. A majority of the outstanding shares (188,435,643 shares) present in person or by proxy will constitute a quorum.

All shares that have been properly voted and not revoked will be voted at the meeting in accordance with the stockholder's directions. If the Proxy is received without choices having been specified, the shares will be voted **FOR** the eight nominees described in the following pages.

A plurality of votes cast is required for the election of Directors, meaning the nominees receiving the most votes will be elected. Only votes cast for nominees will be counted. You may choose to vote for a nominee or withhold your vote. Votes that are withheld will be excluded entirely from the vote and will have no effect. A broker non-vote will have no effect on the outcome of the election of Directors.

Voting by Participants in the Company's Employee Stock Ownership Plan Stock Fund:

If a stockholder is a participant in the Paychex, Inc. Employee Stock Ownership Plan Stock Fund (ESOP) of the Paychex, Inc. 401(k) Incentive Retirement Plan, the proxy card also will serve as a voting instruction for the Trustee of the ESOP where all accounts are registered in the same name. If shares of common stock in the ESOP are not voted, those shares will be voted by the Trustee in the same proportions as the shares properly voted by other participants in the ESOP. Voting by ESOP participants will close at 11:59 p.m. Eastern Time on September 28, 2003. Shares of common stock in the ESOP not voted by that deadline will then be voted by the Trustee.

Cost of Solicitation of Proxies:

The Company will pay the cost of solicitation of proxies. The Company will reimburse any banks, brokers and other custodians, nominees, and fiduciaries for their expenses in forwarding proxies and proxy solicitation material to the beneficial owners of the shares held by them.

Delivery of Proxy Materials and Annual Report:

The Notice of Annual Meeting, Proxy Statement, Proxy, and 2003 Annual Report are being mailed to stockholders on or about August 22, 2003. You may also obtain a copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission, without charge, upon written request submitted to Paychex, Inc., c/o Secretary, 911 Panorama Trail South, Rochester, New York 14625-2396.

The Notice of Annual Meeting, Proxy Statement, and 2003 Annual Report are also available on the Company's Web site at www.paychex.com. Instead of receiving paper copies of the Annual Report and Proxy Statement in the mail, stockholders can elect to receive an e-mail, which will provide a link to these documents on the Internet. Opting to receive your proxy materials online saves the Company the cost of producing and mailing bulky documents. To give your consent to receive future documents via electronic delivery, please vote your proxy via the Internet and follow the instructions to register for electronic delivery.

PROPOSAL 1 • ELECTION OF DIRECTORS FOR A ONE-YEAR TERM

Stockholders annually elect Directors to serve for one year and until their successors have been elected and shall have qualified. The Board of Directors has nominated for election to the Board of Directors the eight persons listed below, each of whom currently serves as a Director. Five of the eight nominees are neither employees nor former employees of the Company. If elected, each nominee will hold office until the Annual Meeting to be held in 2004, and until his or her successor is elected and has qualified.

Although the Board of Directors believes that all of the nominees will be available to serve, the proxies may exercise discretionary authority to vote for substitutes proposed by the Board of Directors of the Company.

Biographies are provided below setting forth certain information with respect to the nominees for election as Directors of the Company, none of whom is related to any other nominee or executive officer.

Name	Age	Director Since	Position, Principal Occupation, Business Experience, and Directorships
B. Thomas Golisano	61	1979	Mr. Golisano founded Paychex, Inc. in 1971 and is Chairman, President, and Chief Executive Officer of the Company. He is a member of the Board of Directors of Iron Mountain Corporation and several privately held companies. He serves on the Board of Trustees of Rochester Institute of Technology. He is owner of the Buffalo Sabres of the National Hockey League. He is former Chairman of Greater Rochester Fights Back (a coalition to combat illegal drugs and alcohol abuse), has served as a member of the Board of Directors of numerous non-profit organizations, and is founder of the B. Thomas Golisano Foundation.
Betsy S. Atkins	48	2001	Ms. Atkins is President and Chief Executive Officer of Baja LLC, an independent venture capital firm that focuses on early stage, high technology, and life sciences companies. Prior to founding Baja LLC, she was President and Chief Executive Officer for NCI, Inc., a private label manufacturer of neutraceutical medical food products. She was a co-founder and Board member of Ascend Communications, Inc., prior to its acquisition by Lucent Technologies in 1999. Ms. Atkins is a member of the Board of Directors for Polycom, Inc. and UTStarcom and is a member of the Board of Trustees for Florida International University. Ms. Atkins is a Presidential appointee to the Pension Benefit Guaranty Corporation.
G. Thomas Clark	65	1980	Mr. Clark retired as Senior Vice President of Finance, Secretary, and Treasurer of Paychex, Inc., in October 1996. He joined Paychex in 1979 after spending eighteen years in the commercial banking business. He is a member of the Board of Directors of Unity Health Systems, the Rochester School of the Holy Childhood, the Heritage Christian Home Foundation, and two privately held companies. Mr. Clark is a Trustee of the B. Thomas Golisano Foundation.
David J. S. Flaschen	47	1999	Mr. Flaschen is Managing Director of Flagship Ventures, a venture capital firm that focuses on life science, information technology, and communications companies. From 1997 to 1999, he was the President and Chief Executive Officer of Thomson Financial, an information services company focused on the financial industry. Previously, he served as Chairman and Chief Executive Officer of Donnelley Marketing, Inc., a consumer information services company. Prior to 1995, he was with Dun & Bradstreet for ten years as the President and Chief Operating Officer of A.C. Nielsen, North America, and held senior management positions at IMS and DataQuest. Mr. Flaschen is a member of the Board of Directors of various private companies and a member of the Board of Advisors of SI Ventures.

Name	Age	Director Since	Position, Principal Occupation, Business Experience, and Directorships
Phillip Horsley	64	1982	Mr. Horsley is the founder and Managing Director of Horsley Bridge Partners, formed in 1983. Horsley Bridge manages private equity investments for institutional investors.
Grant M. Inman	61	1983	Mr. Inman is the founder and General Partner of Inman Investment Management, a private venture capital investment company formed in 1998. Prior to 1998, he co-founded and was General Partner of Inman & Bowman, a private venture capital partnership formed in 1985. He is a member of the Board of Directors of Lam Research Corporation, Wind River Systems, Inc., and several privately held companies. Mr. Inman is a Trustee of the University of California, Berkeley Foundation.
J. Robert Sebo	67	1979	Mr. Sebo retired as Senior Vice President/Director of Eastern Operations of Paychex, Inc., in December 1994, where he also held many sales and operations positions within the Company. In 1974, he started his own Paychex franchise operation in Cleveland, Ohio. For fourteen years prior to that he held sales, marketing, and business management positions in the Cadillac Motor Car Division of General Motors Corporation.
Joseph M. Tucci	55	2000	Mr. Tucci is the President and Chief Executive Officer of EMC Corporation, a leading provider of intelligent enterprise information storage systems, software, networks, and services. From January 2000 to January 2001, he was President and Chief Operating Officer of EMC Corporation. Prior to joining EMC, Mr. Tucci served as Deputy Chief Executive Officer of Getronics NV, an information technology services company, from June 1999 through December 1999. From 1993 to June 1999, he served as Chairman and Chief Executive Officer of Wang Global, a leader in networked technology services and solutions, which was acquired by Getronics NV in June 1999.

The Board of Directors recommends the election of the eight nominees and, unless otherwise directed, the proxies named will vote the proxy FOR the election of these nominees.

BOARD MEETINGS AND COMMITTEE MEMBERSHIP

The Board of Directors of the Company met four times during the fiscal year ended May 31, 2003 (''fiscal 2003''). All Directors attended more than 75% of all meetings held of the Board of Directors and of the Committees on which such Director served during fiscal 2003, with the exception of Mr. Horsley, who attended four of seven meetings due to health reasons.

Non-employee Directors are paid $10,000 annually plus $1,000 for each Board meeting attended and $500 for each Committee meeting attended. The Chairman of the Audit Committee of the Board of Directors, currently Mr. Flaschen, is paid an additional $500 for each meeting chaired. On July 10, 2003, each current member of the Board of Directors, with the exception of Mr. Golisano, received a grant of options to purchase 10,000 shares of common stock at $29.55 per share under the Paychex, Inc. 2002 Stock Incentive Plan. The options carry an exercise price of fair market value on the date of the grant and have a term of ten years. The grant will vest one-third annually, commencing two years after the date of the grant.

The Board has four standing committees.

The Executive Committee is comprised of Mr. Golisano (Chairman), Mr. Clark, and Mr. Horsley and may exercise all the powers and authority of the Board of Directors except as limited by law. The Executive Committee held one meeting during fiscal 2003.

The Audit Committee is comprised of Ms. Atkins, Mr. Clark, Mr. Flaschen (Chairman), and Mr. Inman, all of who meet the independence and experience requirements of the National Association of Securities Dealers listing standards. The Audit Committee's responsibilities are described in the Audit Committee Charter adopted by the Board, which is attached as Appendix A to this Proxy Statement. The Audit Committee held seven meetings during fiscal 2003.

The Compensation Committee is comprised of Mr. Flaschen, Mr. Horsley, Mr. Inman, and Mr. Tucci (Chairman). The Compensation Committee makes recommendations with respect to officers' salaries and grants of stock options to the Company's employees. The Compensation Committee met once during fiscal 2003.

The Investment Committee is comprised of Mr. Clark, Mr. Horsley, and Mr. Inman (Chairman). The Investment Committee is responsible for setting and reviewing investment policies and reviewing the investment portfolio's performance, market risks, and credit risks. The Investment Committee met once during fiscal 2003.

The Board does not have a Nominating Committee.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Fiscal Year 2003 Annual Report on Form 10-K with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Company's independent auditors, Ernst & Young LLP, are responsible for expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States. The Audit Committee reviewed with the independent auditors their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under Generally Accepted Auditing Standards. In addition, the Audit Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Audit Committee has also considered whether the independent auditor's provision of other non-audit services to the Company is compatible with the auditor's independence. The Audit Committee held seven meetings during fiscal 2003.

The Audit Committee discussed with the Company's internal auditors and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended and the Board of Directors approved that the audited financial statements be included in the Annual Report on Form 10-K for the year ended May 31, 2003 for filing with the Securities and Exchange Commission. The Audit Committee will recommend to the Board of Directors, who will approve, the selection of the Company's independent auditors.

The Audit Committee:

David J. S. Flaschen, *Chairman*
Betsy S. Atkins
G. Thomas Clark
Grant M. Inman

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors is responsible for making recommendations with respect to officers' salaries and grants of stock options to the Company's employees. The Compensation Committee's recommendations are presented to the Board for discussion and decision.

The compensation for executive officers is designed to be competitive with companies of similar size and performance, reward exceptional individual performance, tie compensation to overall Company objectives, and align the interest of executive officers with the interests of the stockholders. The components of the compensation program are base salary, annual incentive bonus, and stock option awards under the Company's Stock Incentive Plan.

Base Salary and Annual Incentive Plan (Bonus)

Annual compensation is composed primarily of base salary and an annual incentive bonus. The salaries of the executive officers are determined based on their performance and comparisons with base salaries paid to executive officers having similar responsibilities in comparable companies. The Compensation Committee and the Board have instituted an Officer Incentive Program which provides for the executive officers the opportunity for annual cash bonuses of up to 50% of base salary based primarily on the Company's annual revenue and operating income growth. The purpose of this bonus plan is to make a significant component of the executive officers' annual compensation tied directly to overall Company financial performance.

Stock Incentive Plan

The Company's Stock Incentive Plan is designed to align executive officers' compensation with long-term performance of the Company's stock. Stock options are granted to executive officers, with the exception of Mr. Golisano, who receives no grants, in amounts based upon their individual performance. Stock options are granted at fair market value as of the date of the grant, and have a term of up to ten years. These options vest one-third each year commencing two years after the date of grant. Stock options provide incentive for the executive officers to create stockholder value over the long term.

Compensation of Chief Executive Officer

The Compensation Committee meets annually without the Chief Executive Officer to evaluate his performance and recommends to the Board the compensation to be paid to him. In performing that function, the Compensation Committee reviews the range and components of compensation paid to CEOs of other public companies. In particular, the Compensation Committee looks to those public companies whose size and performance are similar to those of Paychex, Inc.

Mr. Golisano's substantial stock position in the Company assures the Compensation Committee of his close identification with the interests of its stockholders. In view of his substantial stock position, Mr. Golisano has chosen not to receive any stock option grants. His compensation is reflective in part of the Compensation Committee's evaluation of the Company's performance in the areas of revenue, profitability, return on stockholders' equity, and other areas. Salary adjustments reflect the Compensation Committee's opinion of the impact, both short- and long-term, which Mr. Golisano's creativity, strategic focus, and leadership had on these and other factors.

Mr. Golisano's fiscal 2003 compensation increased approximately 46% compared with his compensation for fiscal 2002. Mr. Golisano earned a bonus of approximately 40% of his base salary for fiscal 2003. No bonus was earned in fiscal 2002. Mr. Golisano's bonus was determined based on the Officer Incentive Program described above. In fiscal 2003, Paychex exceeded $1 billion in total revenues and achieved its thirteenth straight year of record revenues and net income. The Company's total revenues increased 15% and net income increased 7% in fiscal 2003 over the prior year's figures, while return on stockholders' equity was 29%.

Compensation of Other Executive Officers

The Compensation Committee sets compensation for executive officers other than the CEO after the CEO provides the Compensation Committee with his evaluation of the performance of each executive officer and his recommendation with respect to base salary, bonus, and stock options. Compensation Committee members discuss his recommendations in light of their own experiences and familiarity with levels and components of compensation for persons with similar responsibilities in other public companies. The goal of the Compensation Committee is to compensate fairly for the job done, to reward extraordinary performance or promise, and to encourage long-term identification with stockholder interest through the award of stock options under the Company's Stock Incentive Plan. Company performance is also considered.

Impact of Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally limits the tax deductibility of annual compensation paid to certain executive officers to $1 million, unless specified requirements are met. The Compensation Committee has carefully considered the impact of this provision. At this time, it is the Compensation Committee's intention to continue to compensate all executive officers based on overall performance. The Compensation Committee expects that most compensation paid to executive officers will qualify as a tax-deductible expense. For fiscal 2003, the Compensation Committee authorized compensation slightly over $1 million for Mr. Golisano. The Committee may in the future authorize compensation that is not deductible. The Stock Incentive Plan is designed to provide incentive compensation that will not count against the $1 million limitation.

The Compensation Committee:

Joseph M. Tucci, *Chairman*
David J. S. Flaschen
Phillip Horsley
Grant M. Inman

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Directors, officers, and beneficial owners of more than 10% of the Company's common stock to file with the Securities and Exchange Commission (SEC) reports of transactions in the stock. Based on information supplied to the Company and filings made with the SEC, the Company believes that during the fiscal year ended May 31, 2003, all Section 16(a) filing requirements applicable to its executive officers, Directors, and greater than ten percent beneficial owners were complied with, with the exception of delinquent filings by Ms. Atkins, who had five delinquent filings involving totals of 240 shares purchased and sold.

EXECUTIVE OFFICER COMPENSATION

The following table sets forth compensation information for the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers.

SUMMARY COMPENSATION TABLE

	Annual Compensation			Long-term Compensation	
Name and Principal Position	Fiscal Year	Salary	Bonus	Number of Common Shares Underlying Options Granted	All Other Compensation[1]
B. Thomas Golisano	2003	$776,540	$309,660	—	$6,000
Chairman, President, and	2002	$744,230	$ —	—	$5,500
Chief Executive Officer	2001	$694,230	$242,200	—	$5,100
Walter Turek	2003	$339,030	$124,165	10,000	$5,626
Senior Vice President,	2002	$327,440	$ —	20,000	$5,758
Sales and Marketing	2001	$304,115	$105,807	—	$5,269
John M. Morphy	2003	$321,755	$128,440	20,000	$5,695
Senior Vice President,	2002	$305,490	$ —	15,000	$5,709
Chief Financial Officer, and Secretary	2001	$282,040	$ 98,714	15,000	$5,426
Diane Rambo	2003	$285,530	$113,860	10,000	$5,640
Vice President,	2002	$272,875	$ —	20,000	$5,708
Human Resource Services	2001	$248,320	$ 86,742	12,000	$5,338
Daniel A. Canzano	2003	$285,385	$113,805	8,000	$5,640
Vice President, Information	2002	$273,550	$ —	10,000	$5,621
Technology	2001	$255,400	$ 89,130	9,000	$5,320

[1] The amounts reported in this column consist solely of the Company's matching contributions under the Paychex, Inc. 401(k) Incentive Retirement Plan.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth stock options granted in fiscal 2003 to the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers. Under SEC regulations, companies are required to project an estimate of appreciation of the underlying shares of stock during the option term. The Company has chosen the 5%–10% formula approved by the SEC. However, the ultimate value will depend on the market value of the Company's stock at a future date, which may or may not correspond to the projections below.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[2]	
Name	Number of Common Shares Underlying Options Granted[1]	% of Total Options Granted to Employees in 2003	Exercise Price Per Share	Expiration Date	5%	10%
B. Thomas Golisano	—	—%	$ —	—	$ —	$ —
Walter Turek	10,000	.71%	$28.14	7/11/2012	$176,971	$448,479
John M. Morphy	20,000	1.41%	$28.14	7/11/2012	$353,942	$896,958
Diane Rambo	10,000	.71%	$28.14	7/11/2012	$176,971	$448,479
Daniel A. Canzano	8,000	.56%	$28.14	7/11/2012	$141,577	$358,783

(1) Non-qualified stock options were granted under the Paychex, Inc. 1998 Stock Incentive Plan. Options are granted at prices not less than 100% of the fair market value of the common stock at the date of grant. The options granted are exercisable after two years in cumulative annual installments of 33⅓% and expire after a term of ten years from the date of grant.

(2) In accordance with SEC rules, these columns show potential realizable values net of the option exercise price, but before any potential income taxes, assuming the market price of the Company's common stock appreciates from the date of grant over a period of ten years at the annualized rates of five and ten percent, respectively.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

The following table sets forth stock options exercised in fiscal 2003 by the Company's Chief Executive Officer and the Company's four other most highly compensated executive officers, and the number and value of all unexercised options at May 31, 2003. The value of "in-the-money" options refers to options having an exercise price that is less than the market price of the Company's common stock at May 31, 2003.

			Number of Common Shares Underlying Unexercised Options at May 31, 2003		Value of Unexercised In-The-Money Options at May 31, 2003[2]	
Name	Number of Common Shares Acquired on Exercise	Net Value Realized[1]	Exercisable	Unexercisable	Exercisable	Unexercisable
B. Thomas Golisano	—	$ —	—	—	$ —	$ —
Walter Turek	95,861	$2,121,145	292,035	33,000	$6,773,558	$ 50,980
John M. Morphy	—	$ —	26,000	52,500	$ 223,470	$115,550
Diane Rambo	—	$ —	74,250	42,500	$1,084,848	$ 64,570
Daniel A. Canzano	—	$ —	110,064	28,500	$1,868,381	$ 59,810

(1) Represents market value of the Company's common stock at exercise date less the exercise price.

(2) Represents the difference between the exercise price of the stock options and the $30.52 per share closing price of the Company's common stock on May 30, 2003 for all in-the-money options held by each named executive. The in-the-money stock option exercise prices range from $2.92 per share to $28.14 per share. These stock options were granted at exercise prices equal to the fair market value of the stock on the date of grant.

BENEFICIAL OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS, AND MANAGEMENT

The following table sets forth information, based upon reports filed by such persons with the Securities and Exchange Commission (SEC) as of July 31, 2003, with respect to the beneficial ownership of common stock of the Company by each beneficial owner of more than 5% of the common stock, by each Director and nominee for Director of the Company, by each of the executive officers of the Company named in the Summary Compensation Table, and by all Directors and executive officers of the Company as a group. Under the rules of the SEC, "beneficial ownership" is deemed to include shares for which the individual, directly or indirectly, has or shares voting or disposition power, whether or not they are held for the individual's benefit.

Name	Amount of Beneficial Ownership of Common Stock	Percent of Class[1]
More than 5% owners:		
B. Thomas Golisano[3] 911 Panorama Trail South Rochester, NY 14625	40,081,460	10.6%
Directors:		
B. Thomas Golisano[3]	40,081,460	10.6%
Betsy S. Atkins	—	**
G. Thomas Clark[2, 3, 4]	1,114,927	**
David J. S. Flaschen[2]	20,584	**
Phillip Horsley[2]	242,334	**
Grant M. Inman[2]	189,036	**
J. Robert Sebo[2, 4]	4,906,336	1.3%
Joseph M. Tucci[2]	18,334	**
Named Executive Officers:		
Walter Turek[2, 4]	862,496	**
John M. Morphy[2]	48,500	**
Diane Rambo[2]	107,108	**
Daniel A. Canzano[2, 4]	145,753	**
All Directors and Officers of the Company as a Group (15 persons)[2]	47,176,440	12.5%

** Indicated percentage is less than 1%.

(1) Based upon the number of shares of common stock outstanding and deemed outstanding as of July 31, 2003, including shares that may be acquired within 60 days by exercise of options.

(2) Includes shares that may be acquired upon exercise of stock options, which are exercisable on or prior to September 29, 2003. The shares beneficially owned include: Mr. Clark — 3,334 shares; Mr. Flaschen — 18,334 shares; Mr. Horsley — 3,334 shares; Mr. Inman — 23,584 shares; Mr. Sebo — 53,959 shares; Mr. Tucci — 18,334 shares; Mr. Turek — 301,702 shares; Mr. Morphy — 43,500 shares; Ms. Rambo — 89,417 shares; Mr. Canzano — 120,898 shares; and all Directors and executive officers as a group — 806,793 shares.

(3) Included in shares beneficially owned for Mr. Golisano and Mr. Clark is 702,568 shares owned by the B. Thomas Golisano Foundation for which Mr. Golisano and Mr. Clark are Trustees of a six-member Board of Trustees. Mr. Clark disclaims beneficial ownership of the 702,568 shares.

(4) Included in shares beneficially owned are the following number of shares held in the names of family members or other entities: Mr. Clark — 283,074; Mr. Sebo — 17,780 shares; Mr. Turek — 1,670 shares; and Mr. Canzano — 337 shares. Mr. Canzano disclaims beneficial ownership of the 337 shares.

INDEPENDENT PUBLIC ACCOUNTANTS

The Company's independent public accountant since 1983 has been Ernst & Young LLP. The Audit Committee and Management expects to re-appoint this firm for fiscal year 2004. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting of Stockholders to respond to appropriate questions. They will also have the opportunity to make a statement if they so desire.

The following table shows the aggregate fees billed by Ernst & Young LLP for services rendered for the fiscal years ended May 31, 2003 and 2002:

	2003	2002
Audit fees	$213,500	$ 135,000
Audit related fees	296,600	165,000
Tax fees	63,000	2,061,500
All other fees	—	—
Total fees	$573,100	$2,361,500

Audit fees for the years ended May 31, 2003 and 2002, respectively, were for professional services rendered for the audit of the Company's consolidated financial statements for fiscal 2003 and reviews of the financial statements included in the Company's quarterly Form 10-Q's for fiscal 2003.

Audit related fees for the years ended May 31, 2003 and 2002, respectively, were for services associated with recent acquisitions, employee benefit plan audits, various statutory audits, and other reports.

Tax fees for the years ended May 31, 2003 and 2002, respectively, were for services related to tax planning and compliance.

PERFORMANCE GRAPH

The following graph shows a five-year comparison of the total cumulative returns of investing $100 on May 31, 1998, in Paychex, Inc. common stock, the S&P Data Processing and Outsourced Services (the "S&P S(DP)") Index, and the S&P 500 Index. The S&P S(DP) Index includes a representative peer group of companies, and includes Paychex, Inc. Since September 1998, the Company has been a participant in the S&P 500 Index, a market group of companies with a larger than average market capitalization. The S&P Midcap 400 Index, which included Paychex, Inc. until September 1998, is no longer shown. All comparisons of stock price performance shown assume reinvestment of dividends.


DOLLARS
300
250
200
150
100
50
0
Paychex, Inc.
S&P 500
S&P S(DP)
1998
1999
2000
2001
2002
2003

May 31,	1998	1999	2000	2001	2002	2003
Paychex, Inc.	$100	$124	$222	$246	$224	$201
S&P 500	$100	$121	$134	$120	$103	$ 95
S&P S(DP)	$100	$120	$155	$175	$185	$147

OTHER MATTERS AND INFORMATION

Proposals for Next Year's Annual Meeting:

The Company must receive stockholder proposals for inclusion in the Proxy Statement for the next Annual Meeting of Stockholders at its executive offices on or before April 24, 2004.

Certain Related Transactions

Mr. Tucci is the President and Chief Executive Officer of EMC Corporation. During fiscal 2003, the Company purchased through negotiated transactions approximately $2.6 million of data processing equipment and software from EMC Corporation. Mr. Golisano is the owner of Rochester Aviation, Inc. from which the Company purchased approximately $41,000 of aviation services in fiscal 2003.

Other Actions at Meeting

As of the date of this Proxy Statement, management does not intend to present, and has not been informed that any other person intends to present, any matter for action at the Annual Meeting other than those described in this Proxy Statement. If any other matters properly come before the meeting, the persons named in the enclosed proxy will vote on such matters in accordance with their judgment.

By order of the Board of Directors,

John M. Morphy
Secretary

Rochester, New York
August 22, 2003

APPENDIX A

PAYCHEX, INC.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

CHARTER

I. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities to the shareholders, potential shareholders and the investment community by reviewing: financial reports and other financial information provided by the Company to governmental bodies or the public; the Company's systems of internal controls and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures, and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting process and internal control system.
- Review and appraise the audit efforts of the Company's independent accountants and Internal Audit Department.
- Provide an open avenue of communication among the independent accountants, financial and senior management, the Internal Audit Department, and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the independent auditors as well as to anyone in the organization. The Audit Committee has the ability to retain, at the Company's expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

II. COMPOSITION

The Audit Committee shall be comprised of at least three directors who meet the independence and experience requirements of Nasdaq. The members shall be appointed by the Board. The Board will designate a Chairman who will also be the primary contact to management, the independent accountants and the Manager of Internal Audit, during the time periods between the formal Audit Committee meetings. All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise.

III. MEETINGS

The Committee shall meet at least six times annually and participation can be in person or telephonic. Four of the meetings will be held prior to the quarterly earnings releases and two general meetings will be held during the fiscal year. The Committee shall make regular reports to the Board. As part of its job to foster open communication, the Committee should ensure management, the manager of the Internal Audit Department and the independent accountants are present at these meetings. The Committee will complete each general meeting with the following exit protocol, the Committee will meet individually with the manager of the Internal Audit Department, and then with the independent accountants to discuss any matters that the Committee or each of these groups believes should be discussed privately. At the meetings held prior to the quarterly earnings releases, the exit protocol will be completed only if requested by either the Committee or the auditors. The independent accountants will have access to the full Board of Directors if the independent accountants determine it is necessary.

IV. RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

1. Review and update this Charter at least annually and recommend any proposed changes to the full Board of Directors for their approval.

2. Review the Company's annual audited financial statements prior to filing or distribution. Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices, financial reporting issues and judgments as well as the adequacy of internal controls that could significantly affect the Company's financial statements.

3. Review significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures. Review significant findings prepared by the independent auditors and the Internal Audit Department together with management's responses.

4. Review with financial management and the independent auditors the Company's quarterly financial results prior to the release of earnings and/or the Company's quarterly financial statements including a draft of Management's Discussion and Analysis of Financial Condition and Results of Operations prior to filing or distribution. Discuss significant changes to the Company's accounting principles and any items required to be communicated by the independent auditors in accordance with auditing standards.

5. Recommend to the Board of Directors the selection of the independent accountants, which firm is ultimately accountable to the Audit Committee and the Board. Pre-approve the fees to be paid to the independent accountants. On an annual basis, the Committee should review and discuss with the accountants all significant relationships the accountants have with the Company to determine the accountants' independence consistent with Independence Standards Board Standard Number 1.

6. Review the performance of the independent accountants and approve any proposed discharge of the independent accountants when circumstances warrant.

7. Periodically consult with the independent accountants out of the presence of management about internal controls and the fullness and accuracy of the organization's financial statements.

8. Consider the independent accountants' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

9. Receive periodic reports regarding any significant judgments made in management's preparation of the financial statements and the appropriateness of such judgments.

10. Following completion of the annual audit, review separately with each of management, the independent accountants, and the Internal Audit Manager any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information. The Committee will provide management with a manually signed document approving the year end financial statements.

11. Review any significant disagreement among management and the independent accountants or the Internal Audit Department in connection with the preparation of the financial statements.

12. Review with the independent accountants, the Internal Audit Manager, and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented.

13. Establish, review, and update periodically a code of ethics and ensure that management has established a system to enforce this code.

14. Review activities, organizational structure, and qualifications of the Internal Audit Department.

15. Perform any other activities and prepare any other reports consistent with this Charter, the Company's By-laws, and applicable federal or state law, as the Committee or the Board deems necessary or appropriate.

16. Review, at least annually, report(s) from management concerning legal and regulatory matters that may have a material impact on the financial statements.

17. Establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

18. The Manager of Internal Audit is required to annually document, in the form of a memorandum, the actions of the Audit Committee which indicate compliance with the Charter. This memo will be presented to the Audit Committee at the July Audit Committee Meeting.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor, or to assure compliance with laws and regulations and the Company's code of ethics.

[PAYCHEX, INC. LOGO]
PAYCHEX, INC.
911 PANORAMA TRAIL SOUTH
ROCHESTER, NY 14625-2396

VOTE BY INTERNET — www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on September 30, 2003. Have your proxy card in hand when you access the web site. You will be prompted to enter your 12-digit Control Number which is located below to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE — 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on September 30, 2003. Have your proxy card in hand when you call. You will be prompted to enter your 12-digit Control Number which is located below and then follow the simple instructions the Vote Voice provides you.

VOTE BY MAIL
Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Paychex, Inc., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: PYCHX1 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PAYCHEX, INC.

1. ELECTION OF DIRECTORS

		For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee, mark “For All Except” and write the nominee’s number on the line below.
01) B. Thomas Golisano	05) Phillip Horsley				
02) Betsy S. Atkins	06) Grant M. Inman				
03) G. Thomas Clark	07) J. Robert Sebo	0	0	0	__________
04) David J. S. Flaschen	08) Joseph M. Tucci				

In accordance with their judgment in connection with such other business, if any may come before the meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE COMPANY’S BOARD OF DIRECTORS. PLEASE DATE, SIGN, AND RETURN IT IN THE ENCLOSED ENVELOPE. IF NOT OTHERWISE MARKED, THE SHARES REPRESENTED BY THIS PROXY SHALL BE VOTED “FOR” THE EIGHT NOMINEES, PROVIDED THAT THE TRUSTEE OF THE ESOP WILL VOTE UNMARKED ESOP SHARES IN THE SAME PROPORTIONS AS ESOP SHARES FOR WHICH IT HAS RECEIVED INSTRUCTIONS

(Name of Stockholder to be signed exactly as it appears on this proxy)

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

[PAYCHEX, INC. LOGO]

August 22, 2003

Dear Paychex Stockholder:

The Board of Directors cordially invites you to attend our Annual Meeting of Stockholders on Thursday, October 2, 2003 at 10:00 a.m. at the Rochester Riverside Convention Center, 123 East Main Street, Rochester, New York.

The accompanying booklet includes the formal notice of the meeting and the proxy statement. The proxy statement tells you about the agenda items and the procedures for the meeting. It also provides certain information about the Company, its Board of Directors, and its executive officers.

It is important that your shares be represented at the meeting. Whether or not you plan to attend the meeting, you are encouraged to vote. You may vote by Internet, telephone, written proxy, or written ballot at the meeting. We encourage you to use the Internet because it is the most cost-effective way to vote.

We hope you will be able to attend the Annual Meeting and would like to take this opportunity to remind you that your vote is important. If you need special assistance at the meeting, please contact the Secretary of the Company at (585) 385-6666, or write to Paychex, Inc., c/o Secretary, 911 Panorama Trail South, Rochester, New York 14625-2396.

Sincerely,

/s/ B. Thomas Golisano

B. Thomas Golisano
Chairman, President, and
Chief Executive Officer

[PAYCHEX, INC. LOGO]

PAYCHEX, INC.

PROXY

The undersigned hereby appoints B. THOMAS GOLISANO and JOHN M. MORPHY, or either one of them, with full power of substitution, attorneys and proxies to represent the undersigned at the Annual Meeting of Stockholders of the Company to be held on October 2, 2003 (“Annual Meeting”), and at any adjournment thereof, with all the powers which the undersigned would possess if personally present to vote all shares of stock which the undersigned may be entitled to vote at said meeting.

If shares of Paychex, Inc. Common Stock are issued to or held for the account of the undersigned under the Paychex Employee Stock Ownership Plan Stock Fund (“ESOP”), then the undersigned hereby directs the fiduciary of the ESOP to vote all shares of Paychex, Inc. Common Stock in the undersigned’s name and/or account under such Plan in accordance with the instructions given herein, at the Annual Meeting and at any adjournments or postponements thereof, on all matters properly coming before the Annual Meeting, including but not limited to the matters set forth on the reverse side.

[PAYCHEX, INC. LOGO]
PAYCHEX, INC.
911 PANORAMA TRAIL SOUTH
ROCHESTER, NY 14625-2396

VOTE BY INTERNET — www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on September 28, 2003. Have your proxy card in hand when you access the web site. You will be prompted to enter your 12-digit Control Number which is located below to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE — 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on September 28, 2003. Have your proxy card in hand when you call. You will be prompted to enter your 12-digit Control Number which is located below and then follow the simple instructions the Vote Voice provides you.

VOTE BY MAIL
Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Paychex, Inc., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: PYCHX3 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PAYCHEX, INC. ESOP

1. ELECTION OF DIRECTORS

		For All	**Withhold All**	**For All Except**	To withhold authority to vote for any individual nominee, mark “For All Except” and write the nominee’s number on the line below.
01) B. Thomas Golisano	05) Phillip Horsley				
02) Betsy S. Atkins	06) Grant M. Inman				
03) G. Thomas Clark	07) J. Robert Sebo	0	0	0	______
04) David J. S. Flaschen	08) Joseph M. Tucci				

In accordance with their judgment in connection with such other business, if any may come before the meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE COMPANY’S BOARD OF DIRECTORS. PLEASE DATE, SIGN, AND RETURN IT IN THE ENCLOSED ENVELOPE. IF NOT OTHERWISE MARKED, THE SHARES REPRESENTED BY THIS PROXY SHALL BE VOTED “FOR” THE EIGHT NOMINEES, PROVIDED THAT THE TRUSTEE OF THE ESOP WILL VOTE UNMARKED ESOP SHARES IN THE SAME PROPORTIONS AS ESOP SHARES FOR WHICH IT HAS RECEIVED INSTRUCTIONS

(Name of Stockholder to be signed exactly as it appears on this proxy)

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

[PAYCHEX, INC. ESOP LOGO]

August 22, 2003

Dear Paychex Stockholder:

The Board of Directors cordially invites you to attend our Annual Meeting of Stockholders on Thursday, October 2, 2003 at 10:00 a.m. at the Rochester Riverside Convention Center, 123 East Main Street, Rochester, New York.

The accompanying booklet includes the formal notice of the meeting and the proxy statement. The proxy statement tells you about the agenda items and the procedures for the meeting. It also provides certain information about the Company, its Board of Directors, and its executive officers.

It is important that your shares be represented at the meeting. Whether or not you plan to attend the meeting, you are encouraged to vote. You may vote by Internet, telephone, written proxy, or written ballot at the meeting. We encourage you to use the Internet because it is the most cost-effective way to vote.

We hope you will be able to attend the Annual Meeting and would like to take this opportunity to remind you that your vote is important. If you need special assistance at the meeting, please contact the Secretary of the Company at (585) 385-6666, or write to Paychex, Inc., c/o Secretary, 911 Panorama Trail South, Rochester, New York 14625-2396.

Sincerely,

/s/ B. Thomas Golisano

B. Thomas Golisano
Chairman, President, and
Chief Executive Officer

[PAYCHEX, INC. LOGO]

PAYCHEX, INC.

PROXY

The undersigned hereby appoints B. THOMAS GOLISANO and JOHN M. MORPHY, or either one of them, with full power of substitution, attorneys and proxies to represent the undersigned at the Annual Meeting of Stockholders of the Company to be held on October 2, 2003 ("Annual Meeting"), and at any adjournment thereof, with all the powers which the undersigned would possess if personally present to vote all shares of stock which the undersigned may be entitled to vote at said meeting.

If shares of Paychex, Inc. Common Stock are issued to or held for the account of the undersigned under the Paychex Employee Stock Ownership Plan Stock Fund ("ESOP"), then the undersigned hereby directs the fiduciary of the ESOP to vote all shares of Paychex, Inc. Common Stock in the undersigned's name and/or account under such Plan in accordance with the instructions given herein, at the Annual Meeting and at any adjournments or postponements thereof, on all matters properly coming before the Annual Meeting, including but not limited to the matters set forth on the reverse side.